SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PREMIER HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

                   74051M 104

(CUSIP Number)

Jack Gregory

4705 West Addisyn Court

Visalia, CA  93291

Copies to:

Kenneth Eade

General Counsel, Premier Holding Corp. Corp.

6399 Wilshire Blvd. suite 507

Los Angeles, CA  90048

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74051M 104	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Jack Gregory
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 698,250 (See Item 5)
8 SHARED VOTING POWER 0 (See Item 5)
9 SOLE DISPOSITIVE POWER 698,250 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,250 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.8% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Premier Holding Corp. Corp., a Nevada corporation (“PHC”). PHC’s principal executive offices are located at 595 Walnut Avenue, Redlands, California 92373. PHC’s telephone number at such address is (310) 733-8079.

Item 2.	Identity and Background.

This Statement is filed by Jack Gregory. (“Gregory”) (the “Reporting Person”).

Gregory, an individual and citizen of the United States, resides at 4705 West Addisyn Court, Visalia, California.  His present principal occupation is Medical Doctor.

During the last five years, Gregory has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 15, 2007, Premier Holding Corp. Corp. (the “Company”) issued 698,250 shares of its common stock to Jack Gregory, in exchange for $43,579 in expenses advanced and $40,030 in services rendered.

The foregoing description of the transaction does not purport to be complete and are qualified in their entirety by reference to the Company’s  Form 10a Registration Statement, as amended, which is  incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The purpose of the transaction was to capitalize the issuer.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

Immediately prior to the transaction, on November 15, 2007, Gregory was not a shareholder of the issuer. Subsequent to the issuance of the Shares herein described, he is the owner of 698,250 shares of the issuer, representing approximately 56.93% of the outstanding shares of the issuer.

(b)

The total shares as to which there is sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, is 600,000 shares.

(c)

During the past sixty days, Mr. Gregory did not effect any transactions in Company securities.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference. Except as disclosed in this Statement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the Shares.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in ther statement is true, complete and correct.

By:	/s/ Jack Gregory
Jack Gregory

Date: May 25, 2010